UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

2nd Floor, A1-3, Zhaowei Industrial Park

No. 14 Jiuxianqiao Road, Chaoyang District

Beijing, 100015, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 1, 2020, Mr. Bang Zhang and Mr. Dong Yu resigned as directors of the company. On November 5, 2020, Ms. Qing Zhang and Ms. Xuelian Chi were appointed to fill the vacancies on the board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2020	ChinaCache International Holdings Ltd.

	By:	/s/ Tong Tian
Tong Tian
Finance Vice President